Exhibit 99.2
Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2011, 2010, and 2009

Intellipharmaceutics International Inc.
November 30, 2011, 2010, and 2009

Deloitte & Touche LLP 5140 Yonge Street Suite 1700 Toronto ON M2N 6L7 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated balance sheets of Intellipharmaceutics International Inc. and subsidiaries (the "Company") as at November 30, 2011 and 2010, and the related consolidated statements of operations and comprehensive loss, shareholders' equity (deficiency), and cash flows for the years ended November 30, 2011 and 2010 and the 11 month period ended November 30, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2011 and 2010, and the results of its operations and its cash flows for the years ended November 30, 2011 and 2010 and, the 11 month period ended November 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and stockholders' capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 /s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Licensed Public Accountants
February 7, 2012

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2011 and 2010
(Stated in U.S. dollars)
	2011	2010
	$	$

Assets
Current
Cash and cash equivalents	4,817,088	789,136
Accounts receivable	3,383	1,619
Investment tax credits	349,861	1,184,345
Prepaid expenses, sundry and other assets	124,982	142,379
	5,295,314	2,117,479

Deferred offering cost (Note 10)	-	224,673
Property and equipment, net (Note 5)	951,914	925,554
	6,247,228	3,267,706

Liabilities
Current
Accounts payable	554,210	612,957
Accrued liabilities (Note 6)	436,154	321,030
Employee cost payable (Note 8)	736,073	575,625
Current portion of capital lease obligations (Note 9)	43,383	13,230
Due to related parties (Note 7)	757,126	1,635,842
	2,526,946	3,158,684

Deferred revenue	107,091	8,905
Capital lease obligations (Note 9)	95,206	-
Warrant liability (Note 14)	6,611,015	7,161
	9,340,258	3,174,750

Shareholders' equity (deficiency)
Capital stock (Notes 10 and 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
15,908,444 common shares	147,152	16,969
(2010 - 10,907,054)
Additional paid-in capital	20,822,672	19,369,005
Accumulated other comprehensive loss	(115,035)	(225,476)
Deficit	(23,947,819)	(19,067,542)
	(3,093,030)	92,956
Contingencies (Note 16)
	6,247,228	3,267,706

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2011, 2010 and 11 months ended
November 30, 2009
(Stated in U.S. dollars)

	2011	2010	2009
	(12 months)	(12 months)	(11 months)
	(Notes 1 and 2)	(Notes 1 and 2)	(Notes 1 and 2)
	$	$	$

Revenue
Research and development	501,814	1,459,385	630,179
	501,814	1,459,385	630,179

Expenses
Research and development	5,125,608	4,533,310	1,937,456
Selling, general and administrative	2,925,454	2,699,204	975,197
Depreciation	227,456	242,778	344,768
Write-down on long lived assets (Note 5)	-	36,481	-
	8,278,518	7,511,773	3,257,421

Loss from operations	(7,776,704)	(6,052,388)	(2,627,242)
Fair value adjustment of derivative liabilty (Note 14)	5,346,878	223,782	286,983
Financing expense (Note 10)	(2,357,732)	-	-
Net foreign exchange (loss) gain	(70,036)	138,949	587,642
Interest income	60,790	27,001	1,822
Interest expense	(83,473)	(98,435)	(87,940)
Loss	(4,880,277)	(5,761,091)	(1,838,735)
Other comprehensive income (loss)
Foreign exchange translation adjustment	110,441	116,368	(727,491)
Comprehensive loss	(4,769,836)	(5,644,723)	(2,566,226)

Loss per common share, basic and diluted	(0.33)	(0.53)	(0.19)

Weighted average number of common shares outstanding, basic and diluted	14,994,118	10,907,054	9,512,131

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
for the years ended November 30, 2011, 2010 and 11 months ended November 30, 2009

(Stated in U.S. dollars - Notes 1 and 2)
	Common shares		Additional paid-in	Accumulated other comprehensive		Total shareholders' equity
	Number	Amount	capital	income (loss)	Deficit	(deficiency)
		$	$	$	$	$

Balance, December 31, 2008	3,329,965	6,024	10,482,120	385,647	(11,467,716)	(583,075)
Shares issued as compensation	52,356	95	394,764	-	-	394,859
Share cancellation (Note 10b)	(3,382,321)	(6,119)	(10,876,884)	-	-	(10,893,853)
Shares issued	10,907,057	16,969	10,876,884	-	-	10,893,853
Broker options issued in connection with acquisition	-	-	161,833	-	-	161,833
Share issuance cost	-	-	(1,767,935)	-	-	(1,767,935)
Excess of assets over liabilities assumed on acquisition (Note 4)	-	-	8,992,558	-	-	8,992,558
Other comprehensive loss (net of tax - $Nil)	-	-	-	(727,491)	-	(727,491)
Loss	-	-	-	-	(1,838,735)	(1,838,735)
	7,577,092	10,945	7,781,220	(727,491)	(1,838,735)	5,215,089

Balance, November 30, 2009	10,907,057	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014
Adjustment for rounding of shares exchanged under the transaction described in Note 1	(3)	-	-	-	-	-
Balance, November 30, 2009	10,907,054	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014

Adjustment of share issuance cost (Note 10a)	-	-	68,328	-	-	68,328
Stock options to broker	-	-	13,711	-	-	13,711
Stock options to employees	-	-	964,016	-	-	964,016
Stock options to non-management board members	-	-	59,610	-	-	59,610
Other comprehensive gain (net of tax - $Nil)	-	-	-	116,368	-	116,368
Loss	-	-	-	-	(5,761,091)	(5,761,091)
	-	-	1,105,665	116,368	(5,761,091)	(4,539,058)

Balance, November 30, 2010	10,907,054	16,969	19,369,005	(225,476)	(19,067,542)	92,956
Issuance of common shares (Note 10c)	4,800,000	-	-	-	-	-
Shares issued for options exercised (Note 11)	25,000	130,183	(37,018)	-	-	93,165
Stock options to employees	-	-	674,746	-	-	674,746
Stock options to non-management board members	-	-	27,714	-	-	27,714
DSU's to non-management board members (Note 12)		-	33,101	-	-	33,101
Issuance of shares on exercise of cashless warrants (note 14)	176,469	-	755,124	-	-	755,124
Other comprehensive gain (net of tax - $Nil)	-	-	-	110,441	-	110,441
Loss	-	-	-	-	(4,880,277)	(4,880,277)
Cancellation on shares exchanged	(79)	-	-	-	-	-
	5,001,390	130,183	1,453,667	110,441	(4,880,277)	(3,185,986)
Balance, November 30, 2011	15,908,444	147,152	20,822,672	(115,035)	(23,947,819)	(3,093,030)

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2011, 2010 and 11 months ended November 30, 2009
(Stated in U.S. dollars)
	2011	2010	2009
	(12 months)	(12 months)	(11 months)
	$	$	$

Loss	(4,880,277)	(5,761,091)	(1,838,735)
Items not affecting cash
Depreciation	227,456	242,778	344,768
Stock-based compensation (Notes 10 & 11)	702,461	1,023,626	18,529
Deferred share units (Note 12)	33,101	12,426	-
Interest accrual	7,739	95,113	82,381
Investment tax credit written off (Note 19)	-	26,832	-
Fair value adjustment of derivative liability (Note 14)	(5,346,878)	(223,782)	(286,983)
Write down on long lived assets	-	36,481	-
Financing expense (Note 10)	884,587	-	-
Unrealized foreign exchange loss (gain)	203,603	195,361	(669,379)

Change in non-cash operating assets & liabilities
Accounts receivable	(1,764)	3,808	12,042
Investment tax credits	869,406	675,461	(411,228)
Prepaid expenses and sundry assets	17,189	36,776	43,969
Accounts payable and accrued liabilities	203,743	(1,117,563)	(1,631,804)
Deferred revenue	98,186	(1,440,421)	(521,543)
Cash flows used in operating activities	(6,981,448)	(6,194,195)	(4,857,983)

Financing activities
Payments to related parties (Note 7)	(801,551)	(860,703)	-
Receipts from due to related parties	-	-	1,164,367
Repayment of capital lease obligations	(22,452)	(36,317)	(31,363)
Deferred offering cost	-	(9,981)	-
Share issuance costs	-	-	(334,508)
Issuance of common shares on exercise of stock options (Note 11)	93,165	-	-
Proceeds from issuance of shares and warrants, gross (Note 10)	12,000,000	-	-
Cash flows provided from (used in) financing activities	11,269,162	(907,001)	798,496

Investing activity
Purchase of property and equipment	(262,142)	(133,878)	(93,412)
Cash received on acquisition of Vasogen (Note 4)	-	-	11,334,855
Cash flows (used in) provided from investing activities	(262,142)	(133,878)	11,241,443

Effect of foreign exchange gain on
cash held in foreign currency	2,380	9,718	(69,677)

Increase (decrease) in cash	4,027,952	(7,225,356)	7,112,279
Cash, beginning of period	789,136	8,014,492	902,213

Cash and cash equivalents, end of period	4,817,088	789,136	8,014,492

Supplemental cash flow information
Interest paid (Note 7)	163,099	104,943	-
Taxes paid	-	-	-

See accompanying consolidated financial statements

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd.”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger whereby IPC Ltd. combined with Vasogen to continue as a newly incorporated publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”)  at their respective shareholder meetings on October 19, 2009. The completion of the arrangement on October 22, 2009 resulted in a publicly traded company, Intellipharmaceutics International Inc., incorporated under the laws of Canada and traded on the TSX and NASDAQ. Separately, Vasogen entered into an arrangement agreement with Cervus LP (“Cervus”), an Alberta based limited partnership that reorganized Vasogen prior to completion of the transaction with the Company and provided gross proceeds to Vasogen of approximately Cdn $7.5 million in non-dilutive capital.

The Company’s principal business activities are focused on the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $23,947,819 as at November 30, 2011 (November 30, 2010 and 2009 - $19,067,542 and $13,306,451) respectively. Previously, the Company funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property, obtain regulatory approvals and finance its cash requirements on an ongoing basis.

The consolidated financial statements are prepared on a going concern basis and substantial doubt exists on the appropriateness of this.  In order for us to continue operations at existing levels, we expect that over the next twelve months we will require significant additional capital.  While we expect to satisfy our operating cash requirements over the next twelve months from cash on hand, collection of anticipated revenues resulting from future commercialization activities, development agreements or marketing license agreements, through managing operating expense levels, equity and/or debt financings, and/or strategic partners funding some or all costs of development, there can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.  The availability of financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.  In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.   In the event that we do not obtain additional capital over the next twelve months, there may be substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.  Any failure by us to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file abbreviated new drug

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

1.	Nature of operations (continued)

applications (“ANDAs”) or New Drug Applications (“NDAs”) at all or in time to competitively market our products or product candidates.

The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	Basis of presentation

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), Vasogen Ireland Ltd. (“VIL”) and Vasogen Corp. (“VUS”).

On October 22, 2009, the Company, formerly IPC Ltd., as part of the acquisition discussed in Note 1, issued 1,526,987 shares of stock in exchange for all the outstanding shares of Vasogen and 9,380,070 shares of stock in exchange for all the outstanding shares of IPC Ltd. Under accounting principles generally accepted in the United States of America (“US GAAP”), this transaction is considered to be a continuity of interest transaction followed by the acquisition of assets and assumption of certain liabilities of Vasogen. On acquisition, the difference between the fair value of assets acquired and liabilities assumed was recorded as a credit to additional paid in capital, as described in Note 4.

The comparative number of shares issued and outstanding, options, warrants, basic and diluted loss per common share have been amended to give effect to reflect the arrangement and merger.

All significant inter-company accounts and transactions have been eliminated on consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company's continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; the fair value of warrants; evaluation of income tax positions; the determination of valuation allowances; the determination of investment tax credits: accrued liabilities; deferred revenue; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.

3.	Significant accounting policies

(a)	Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash equivalent balances consist of bankers acceptances and bank accounts with variable, market rates of interest.

The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(b)	Investment tax credits (continued)

The investment tax credits ("ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the year up to November 30, 2011.

Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

(c)	Property and equipment

Property and equipment are recorded at cost. Equipment acquired under capital leases are recorded net of imputed interest, based upon the net present value of future payments. Assets under capital leases are pledged as collateral for the related lease obligation. Repairs and maintenance expenditures are charged to operations; major betterments and replacements are capitalized. Depreciation bases and rates are as follows:

Assets	Basis	Rate

Computer equipment	Declining balance	30%
Computer software	Declining balance	50%
Furniture and fixtures	Declining balance	20%
Laboratory equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of lease

Leasehold improvements and assets acquired under capital leases are depreciated over the term of their useful lives or the lease period, whichever is shorter. The charge to operations resulting from depreciation of assets acquired under capital leases is included with depreciation expense.

(d)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

(e)	Warrants

As a result of the transaction described in Note 1, the Company acquired certain assets and assumed liabilities including warrants. In addition, the Company also issued warrants as described in Note 10c.  The warrants are presented as a liability because they do not meet the criteria of Accounting Standard Codification (”ASC”) topic 480 for equity classification. Subsequent changes in the fair value of the warrants are recorded in the consolidated statements of operations.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(f)	Revenue recognition

The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, research and development support payments, scale-up services and royalty payments on sales of resulting products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition. A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed.

For contracts that have been put on hold, the Company does not recognize any upfront fees from the period in which the product was on hold. For contracts that are terminated or abandoned, the Company recognizes all of the remaining unrecognized upfront fees in the period in which the contract was terminated, and net of amounts that are reimbursable, if any.

Revenue from the achievement of research and development milestones, if deemed substantive, is recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is non-refundable; (ii) achievement of the milestone was not reasonably assured at the inception of the arrangement; (iii) substantive effort is involved to achieve the milestone; and (iv) the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions are not met, the Company recognizes a proportionate amount of the milestone payment upon receipt as revenue that correlates to work already performed and the remaining portion of the milestone payment would be deferred and recognized as revenue as the Company completes its performance obligations.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(f)	Revenue recognition (continued)

Other services

Scale-up is the process of translating a laboratory batch to a much larger (manufacturing scale) batch. Revenue generated from any scale-up activities is recorded under ASC topic 605. Costs and profit margin related to these services that are in excess of amounts billed are recorded in accounts receivable, and amounts billed related to these services that are in excess of costs and profit margin are recorded in deferred revenue.

Royalties

The Company will recognize revenue from royalties based on licensees' sales of the Company's products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licenses can be reasonably estimated and collectability is reasonably assured. To date, the Company has not yet recognized any royalty revenue.

(g)	Research and development cost

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(h)	Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses and tax credit carry forwards. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.

The Company accounts in accordance with ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC topic 740-10 are described in Note 15.

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(i)	Share issue costs

Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock. Share issuance cost incurred in 2010 were deferred and recorded as deferred offering cost in 2010.  These costs were then written off in 2011.

(j)	Translation of foreign currencies

The financial statements of Intellipharmaceutics International Inc. are measured using the Canadian dollar as the functional currency. The Company's reporting currency is the U.S. dollar. The financial results of the Canadian operations are measured using the Canadian dollar as the functional currency. Assets and liabilities of the Canadian operations have been translated at year end exchange rates and related revenue and expenses have been translated at average exchange rates for the year. Accumulated gains and losses resulting from the translation of the financial statements of the Canadian operations are included as part of accumulated other comprehensive (loss) income, a separate component of shareholders' equity.

In respect of other transactions denominated in currencies other than the respective entities' functional currencies, the monetary assets and liabilities are translated at the year end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. Non-monetary balance sheet and related income statement accounts are remeasured into U.S. dollar using historical exchange rates. All of the exchange gains or losses resulting from these other transactions are recognized in the statement of operations.

(k)	Stock-based compensation

The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the appropriate term. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The share based compensation expense is recorded in the statement of operations under research and development expense and under selling, general and administration expense. Note 11 provides supplemental disclosure of the Company's stock options.

(l)	Loss per share

Basic loss per share ("EPS") is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive. The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 7,876,229, 1,687,914, and 828,341 common shares of the Company during fiscal 2011, 2010, and 2009, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2011 and 2010 and the eleven month period ended November 30, 2009 as the effect would be anti-dilutive.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(m)	Comprehensive (loss) income

The Company follows ASC topic 810-10. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive (loss) income is net (loss) income plus certain items that are recorded directly to shareholders' equity. Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive (loss) income items.

(n)	Fair value measurement

Under ASC topic 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

●	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

●	Level 3 - Unobservable inputs for the asset or liability.

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. The adoption of ASC topic 820 for financial assets and liabilities did not have a material effect on the Company's consolidated financial statements, or result in any significant changes to its valuation techniques or key considerations used in valuations.

(o)	Future accounting pronouncements

In May 2011, the FASB provided amendments ASU 2011-4 “Amendment to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS to achieve common fair value measurement and disclosure requirements in US GAAP and International Financial Reporting Standards. The amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on IPC’s financial position, results of operations or cash flows.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

3.	Significant accounting policies (continued)

(o)	Future accounting pronouncements (continued)

In June 2011, the FASB provided amendments ASU 2011-05 “Presentation of Comprehensive Income” requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company does not expect the adoption of the amendments to have a material impact on IPC’s financial position, results of operations or cash flows.

On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05.One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents' concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements."  The effective date of ASU 2011-12 is the same as that for the unaffected provisions of ASU 2011-05 (i.e., those related to the requirement to report the components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements). Accordingly, for public entities, the effective date is for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

4.	Acquisition

As disclosed in Note 1, in October 2009 the Company entered into an acquisition transaction acquiring certain assets and assumed liabilities from Vasogen. As Vasogen did not meet the definition of business under ASC paragraphs 805-10-55-4 through 55-9, the transaction was accounted as an asset acquisition recorded at carrying value which approximated fair value. The excess of the Vasogen assets acquired over liabilities assumed on the acquisition was recorded as a credit to the additional paid in capital of the Company as follows:

$

Assets
Cash	11,334,855
Investment tax credits and prepaid expenses and sundry assets	489,255
Fixed assets	11,406
11,835,516

Liabilities assumed
Accounts payable and accrued liabilities	2,299,289
Warrant liability	543,669
2,842,958
Additional paid in capital	8,992,558

5.	Property and equipment

			November 30, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	185,662	145,070	40,592
Computer software	39,355	27,808	11,547
Furniture and fixtures	111,255	76,187	35,068
Laboratory equipment	1,941,659	1,264,505	677,154
Leasehold improvements	940,362	927,021	13,341
Laboratory equipment under capital lease	201,622	44,128	157,494
Computer equipment under capital lease	76,093	59,375	16,718
	3,496,008	2,544,094	951,914

			November 30, 2010
		Accumulated	Carrying
	Cost	amortization	value
	$	$	$

Computer equipment	176,068	129,050	47,018
Computer software	31,664	20,415	11,249
Furniture and fixtures	103,140	68,066	35,074
Laboratory equipment	1,867,965	1,096,161	771,804
Leasehold improvements	920,808	920,808	-
Lab equipment under capital lease	63,455	31,501	31,954
Computer under capital lease	79,093	50,638	28,455
	3,242,193	2,316,639	925,554

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

5.	Property and equipment (continued)

Depreciation for the year ended November 30, 2011 was $227,456 (November 30, 2010 - $242,778; November 30, 2009 - $344,768).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2011, the Company recorded no write-down of long-lived assets (2010 - $36,481; 2009 – $Nil).

6.	Accrued liabilities

	November 30,	November 30,
	2011	2010
	$	$

Professional fees	307,465	242,107
Other	128,689	78,923
	436,154	321,030

7.	Due to related parties

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2011	2010
	$	$
Promissory note payable to two directors and officers of the Company, secured 6% annual interest rate on the outstanding loan balance (i) (2011 - Cdn $774,330; 2010 - Cdn $1,651,188)	729,520	1,608,405
Note payable to an entity controlled by shareholders, officers and directors of the Company, unsecured, non-interest bearing with no fixed repayment terms. (2011 - Cdn $28,167; 2010 - Cdn $28,167)	27,606	27,437
	757,126	1,635,842

Interest expense on the promissory note payable to related parties for the year ended November 30, 2011 is $7,493 (November 30, 2010  - $94,055; November 30, 2009 - $85,113) and has been included in the consolidated statement of operations.

(i)
Effective October 22, 2009 (“effective date”), the promissory note dated September 10, 2004 issued by IPC Corp to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date, other than the securities offering completed on February 1, 2011, and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to Cdn$800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the year ended November 30, 2011, $801,551 (Cdn$817,822) (2010 - $755,760) and an interest payment of $163,099 (Cdn$166,410) (2010 - $104,943) in respect of the promissory note was repaid by the Company in accordance with the terms of the IPC Arrangement Agreement.

As described in Note 8 certain salary payable is owing to the two shareholders.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

8.	Employee costs payable

As at November 30, 2011, the Company had $472,619 (November 30, 2010 - $472,619) in unpaid salary payable to Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company and $263,454 (November 30, 2010 - $103,006) for other amounts payable to certain employees.

9.	Lease obligations

The Company leases facilities under an operating lease which expires on November 2012.  The Company also leases various computers and equipment under capital leases.  Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2011:

	Capital	Operating
Year ending November 30, 2011	Lease	Lease
	$	$

2012	60,835	95,188
2013	60,835	-
2014	47,962	-
	169,632	95,188
Less: amounts representing interest at 14%	31,043	-
	138,589	95,188
Less: Current portion	43,383	-
Balance, long-term portion	95,206	95,188

10.	Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2011 the Company has 15,908,444 (2010 – 10,907,054) common shares issued and outstanding, and no preference shares issued and outstanding.

A company (“Odidi Holdco”) owned by two officers and directors of IPC owns 5,997,751 (2010 - 5,997,751) common shares or approximately 38% (2010 – 55%) of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.

Common shares of the Company are entitled to receive, as and when declared by the board of the Company, dividends in such amounts as shall be determined by the board of the Company. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

10.	Capital stock (continued)

Authorized, issued and outstanding (continued)

The Company was able to negotiate certain reduced stock issuance costs in connection with becoming a publicly traded company in 2009. The estimate used in preparation of the November 30, 2009 financial statements was higher than the amount eventually paid during the second quarter of fiscal 2010, which resulted in an adjustment of $54,454 in the statement of shareholders’ equity (deficiency) for the year ended November 30, 2010. In addition as described in Note 11, the Company issued an additional 32,722 broker options related to this transaction.

The fair value of these stock options using the Black-Scholes options pricing model was less than the estimated fair value of these stock options recorded in the 2009 year end financial statements which resulted in a further adjustment of $13,874 for the year ended November 30, 2010. These adjustments have been recorded as credits to additional paid in capital.

As described in Note 2(a) the comparative share information has been amended to give effect of the transaction described in Note 1.

(b)
As a result of the transactions, as described in Note 1, effective October 22, 2009 former shareholders of IPC Ltd. owned approximately 86% of the outstanding common shares of IPC and former shareholders of Vasogen owned approximately 14% of the outstanding common shares of IPC. Each former Vasogen Inc. shareholder received 0.065963061 common shares of IPC, and each former equity shareholder of IPC Ltd. and its operating affiliate IPC Corp. received 0.552788117 common shares of IPC, for each share they exchanged in the transaction.

As at December 31, 2008, IPC Ltd. had 3,329,965 common shares issued and outstanding (6,023,944 prior to exchange as described above). In connection with the October 2009 transaction IPC Ltd. issued an additional 52,356 common shares to a broker before all of the common shares outstanding of IPC Ltd. were converted to common shares in the Company. As a result of the transactions, as described in Note 1, effective October 22, 2009 these shares were cancelled and the holders of these shares received shares in the Company.

As at December 31, 2008, IPC Ltd. had 5,997,751 Special Voting Shares issued and outstanding (10,850,000 prior to exchange as described above). The Special Voting Shares outstanding in IPC Ltd. gave their holders voting rights on a one vote per share basis. The Special Voting Shares had no right to dividends or distributions from IPC Ltd. and had no equity interest in IPC Ltd. These Special Voting Shares were all owned by a company controlled by two officers and directors of the Company ("Odidi Holdco"). As a result of the transactions, as described in Note 1, effective October 22, 2009 these non-equity shares were cancelled and the holders of these shares received no shares in the Company. As a result of the transactions described in Note 1 effective October 22, 2009 the 5,997,751 (10,850,000 prior to exchange described above) equity shares owned by Odidi Holdco, were exchanged for common shares in the Company.

(c)
On February 1, 2011, the Company completed a private offering for the sale and issuance of 4,800,000 units of the Company. Each unit consisted of one share of common stock, a five year Series A common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and a two year Series B common share purchase warrant to purchase one half of a share of common stock at an exercise price of $2.50 per whole share for gross proceeds of $12,000,000.   The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per whole share. The holders of Series A and Series B common share purchase warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between market price of common share and the exercise price divided by the market price. Under U.S. GAAP where the strike price of the warrants is denominated in a currency other than an entity's functional currency, the warrants would not be considered indexed to the entity’s own stock, and would consequently be considered to be a derivative liability. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

10.	Capital stock (continued)

The Series A, Series B common share purchase warrants and placement agents warrants are denominated in U.S. dollars and IPC’s functional currency is Cdn dollars. As a result, the Company determined that these warrants are not considered indexed to the Company’s own stock and characterized the fair value of these warrants as derivative liabilities upon issuance. The derivative has been subsequently marked to market through statement of operations.
The Company incurred financing expenses of $2,357,732, which includes placement agent warrants with a fair value of $229,005 and $655,582 as the cost of the private offering.

The Company determined that the fair value of the warrant liability at issuance to be $12,655,582 based upon a Black-Scholes Options Pricing Model calculation (Note 14). The Company recorded the full value of the derivative as a liability at issuance with an offset to valuation discount. As the fair value of the liability of $12,655,582 exceeded the proceeds of $12,000,000, the excess of the liability over the proceeds amount of $655,582 was considered to be a cost of the private offering, which was included in the financing expenses.

11.	Options

As a result of the transactions, as described in Note 1, effective October 22, 2009, the Company adopted a new stock option plan (the “Employee Stock Option Plan”). All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,590,844 based on the number of issued and outstanding common shares as at November 30, 2011. As at November 30, 2011, 453,013 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years. As at November 30, 2011, there were 1,137,831 options available for grant under the Employee Stock Option Plan.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. These options were still outstanding as at November 30, 2011 and will expire in 2014.

In addition to the Employee Stock Option Plan, in connection with becoming a publicly traded company in 2009 IPC Ltd. issued 87,256 broker options to purchase common shares of IPC that were expired as at November 30, 2011. The fair values of these broker options of $161,833 were recorded as a charge to additional paid-in capital and a charge to share issuance costs in additional paid-in capital.

In the year ended November 30, 2011, 120,000 (2010 – 45,000) stock options to non-management board members and a grant of 208,000 (2010 – 120,000) stock options to employees were granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of Accounting Standards Codification topic ASC 718.

Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date.

The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that has an expected life than is more than two years. For options that have an expected life of less than two years the Company uses its own volatility.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

11.	Options (continued)

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options.

The risk free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

The weighted average fair value of employee stock options granted in 2011 and 2010 and the fair value of broker options granted in 2011 and 2010 was estimated using the following assumptions.

	Broker options		Employee stock options

	2011	2010	2011	2010

Volatility	-	142.3%	63.8%	90.4%
Risk-free interest rate	-	1.5%	0.02%	3.38%
Expected life (in years)	-	1	7.77	6.49
Dividend yield	-	-	-	-
The weighted average grant date fair value per options granted	$-	$1.85	$1.86	$2.03

Details of stock option transactions are as follows:

		November 30, 2011			November 30, 2010			November 30, 2009
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$

Outstanding, beginning of period,	3,038,698	5.53	2.87	2,939,188	6.48	3.46	2,800,199	3.64	1.59
Granted	328,000	3.51	1.84	152,722	3.36	1.59	87,256	6.26	1.85
Vasogen options exchanged for IPC options	-	-	-	-	-	-	72,386	116.40	78.82
Exercised	(25,000)	3.73	1.55	-	-	-	-	-	-
Forfeiture	(4,667)	-	-	(25,000)	-	-	-	-	-
Expired	(120,077)	6.01	1.61	(28,212)	51.47	25.29	(20,653)	5.90	1.80
Balance at end of period	3,216,954	5.33	2.82	3,038,698	5.53	2.87	2,939,188	6.48	3.46

Options exercisable, end of year	1,585,816	7.11	4.03	1,328,667	8.00	4.45	451,642	22.22	13.67

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

11.	Options (continued)

As of November 30, 2011, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

			Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	due	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$

Under 2.50	-	-	-	-	-	-	-
2.51 - 5.00	3,167,167	3.60	3.40	1.65	1,536,029	3.58	1.66
5.01 - 7.50	5,528	5.43	4.00	0.01	5,528.00	5.43	0.01
7.51 - 10.00	-	-	-	-	-	-	-
10.01 - 100.00	36,065	39.52	5.82	31.02	36,065	39.52	31.02
300.00 - 500.00	3,971	331.15	4.31	223.52	3,971	331.15	223.52
500.01 - 1,000.00	4,190	705.99	1.29	435.71	4,190	705.99	435.71
1,000.01 - 1,500.00	33	1,149.13	2.45	709.18	33	1,149.13	709.18
	3,216,954	5.33			1,585,816	7.11

Total unrecognized compensation cost relating to the unvested performance based stock options at November 30, 2011 is approximately $2,214,000 (November 30, 2010 - $2,656,800,). A total of 2,763,940 performance-based stock options have been granted to date of which 1,381,970 vested as of November 30, 2011.  These vest upon the achievement of certain performance conditions.

For the year ended November 30, 2011, the Company recorded stock based compensation expense of $442,800 (2010 - $885,600) related to meeting the performance criteria of 276,394 (2010 – 552,788) options.

For the year ended November 30, 2011, 25,000 options were exercised for a cash consideration of $93,165.  No options were exercised in the year ended November 30, 2010 and the eleven month period ended November 30, 2009.

During the year ended November 30, 2011 the Company granted 208,000 stock options to employees (2010 – 120,000).

During the year ended November 30, 2010 the Company issued 32,722 broker options to purchase common shares of IPC, in connection with the October 2009 transaction. In fiscal 2009 the Company recorded a stock-based compensation expense of $18,529 related to 12,500 stock options. This accrued amount was recognized in additional paid in capital upon issuance of these options during the year ended November 30, 2010.

The Company's total stock-based compensation including DSU’s for the fiscal years ended November 30, 2011 and 2010 and 2009 was $735,561, $1,023,626, $18,529 respectively.

The Company recorded stock-based compensation relating to option grants amounting to $134,138 recorded in selling, general and administration expense for the year ended November 30, 2011, $137,573 for the year ended November 30, 2010 and $18,529 for the eleven month period ended November 30, 2009.

The Company recorded stock-based compensation expense relating to option grants amounting $601,424 recorded in research and development expenses for the year ended November 30, 2011, $885,600 for the year ended November 30, 2010 and  $Nil for the eleven month period ended November 30, 2009.

The Company has estimated its stock option forfeitures to be $7,302 at November 30, 2011 (2010 - $nil; 2009 - $nil).

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

12.	Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the year ended November 30, 2011, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. During the year ended November 30, 2011 the Company recorded $33,101 (2010- $Nil) as a charge to additional paid in capital for 10,250 (2010 – Nil) DSU’s.

As at November 30, 2011, the Company has accrued an additional expense of $6,371 (2010 - $12,426) for 2,050 (2010 - 5,041; 2009 - $Nil) DSUs. The value of DSUs issued has been recorded as a charge to selling, general and administration expense and accrued liabilities.

13.	Restricted share units

Effective May 28, 2010, the Company’s shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 330,000 common shares for issuance under the plan. The RSU Plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. An RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

14.	Warrants

Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency  the warrants would not be considered indexed to the entity’s own stock.  In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common shares purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share.  As noted in Note 10 these warrants are considered to be a derivative liability.

The  fair value of the Series A warrants of $7,214,366 and Series B warrants of $5,441,216 have been initially estimated at February 1, 2011 using the Black-Scholes Options Pricing Model, using volatilities of 70% and 59%, risk free interest rates of 0.99% and 0.29%, expected lives of 5 and 2 years, and dividend yields in each case of Nil, respectively.

The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.  The fair value of the placement agents’ warrants was initially estimated at February 1, 2011 as $229,005 using the Black-Scholes Options Pricing Model, using volatility of 67%, a risk free interest rate of 0.99%, an expected life of 3 years, and a dividend yield of Nil. These placement agent warrants were expensed and are included in financing expense.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

14.	Warrants (continued)

The following table provides information on the 8,979,275 warrants outstanding and exercisable as of November 30, 2011:

	Number		Shares issuable
Exercise price	outstanding	Expiry	upon exercise
47.91	243,275	May 24, 2012	243,275
2.50	3,945,000	February 1, 2013	1,972,500
3.125	96,000	March 30, 2014	96,000
2.50	4,695,000	February 1, 2015	2,347,500
	8,979,275		4,659,275

During the year ended November 30, 2011, there were cashless exercises in respect of 960,000 warrants resulting in the issuance of 176,469 common shares. The fair value of $755,124 for these shares was recorded as a charge to additional paid-in capital.  Details of warrant transactions are as follows:

	November 30,	November 30,
	2011	2010

Outstanding, beginning of year	357,237	376,699
Issued during the year	9,696,000	-
Exercised during the year	(960,000)	-
Expired during the year	(113,962)	(19,462)
Outstanding, end of year	8,979,275	357,237

U.S. GAAP requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the statement of operations.

Accordingly, the fair value of the Series A and Series B warrants at November 30, 2011 using the Black-Scholes Options Pricing Model was estimated to be $3,786,049 and $2,741,185 respectively, and the fair value of the agent warrants was estimated to be $83,781, using the following assumptions as of November 30, 2011:

Warrants			Risk free	Expected
outstanding	Dividend	Volatility	rate	life
		%	%

4,695,000	-	57.8	0.47%	4.2
3,945,000	-	88.7	0.11%	1.2
96,000	-	47.7	0.11%	2.2

The fair value of the warrants obtained through the IPC Arrangement Agreement described in Note 1, outstanding at November 30, 2011 using the Black-Scholes Options Pricing Model was estimated to be $Nil (November 30, 2010 - $7,161), using the following assumptions as of November 30, 2011:

Warrants			Risk free	Expected
outstanding	Dividend	Volatility	rate	life
		%	%

243,275	-	55.4	0.11%	0.5

The change in the fair value of the warrants from the previously recorded amount to November 30, 2011 amounting to a gain of $5,346,878 (2010 - $7,161: 2009 - $226,268) has been recorded as fair value adjustment of derivative liability in the statement of operations.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

15.	Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	November 30,
	2011	2010	2009
	%	%	%

Statutory income tax rate	28	31	33

	$	$	$

Statutory income tax recovery	(1,366,478)	(1,785,938)	(606,782)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	(1,324,979)	323,643	(30,210)
Change in valuation allowance	2,452,926	1,782,583	1,177,092
Change in substantively enacted
rates, other changes in tax rates
applied, changes in foreign
exchange rates and other	238,531	(320,288)	(540,100)
	-	-	-

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30,	November 30,	November 30,
	2011	2010	2009
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	4,147,325	2,813,049	2,343,338
Book and tax basis differences
on assets and liabilities	824,640	632,422	628,859
Other	8,635	10,380	21,060
Ontario harmonization tax credit	361,888	431,601	-
Investment tax credit	1,351,859	740,213	-
Undeducted research and
development expenditures	1,607,242	1,220,998	1,072,822
	8,301,589	5,848,663	4,066,079
Valuation allowances for
deferred tax assets	(8,301,589)	(5,848,663)	(4,066,079)
Net deferred tax assets	-	-	-

At November 30, 2011, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

15.	Income taxes (continued)

Canadian income tax losses expiring
in the year ended November 30,	Federal
$

2014	1,740,588
2015	2,216,895
2026	534,461
2027	-
2028	1,428,724
2029	1,463,277
2030	3,777,817
2031	5,259,206
16,420,968

United States Federal income tax losses expiring
in the year ended November 30,
$

2024	69,480
2025	16,234
2026	34,523
120,237

At November 30, 2011, the Company had a cumulative carry-forward pool of Federal SR&ED expenditures in the amount of approximately $7,549,000 (2010 - $5,518,500) which can be carried forward indefinitely.

At November 30, 2011, the Company had approximately $362,000 (2010 - $431,600) of Ontario harmonization credits, which will expire on the November 30, 2014 taxation year. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

At November 30, 2011, the Company had approximately $1,352,000 (November 30, 2010 - 740,200; November 30, 2009 - $239,000) of unclaimed ITCs which expire from 2025 to 2031. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2011, November 30, 2010, and November 30, 2009.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2004 to 2011 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2011, 2010 and 2009 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2011 and 2010.

The Company had no unrecognized tax benefits in 2011, 2011 and 2009, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

	2011	2010	2009
	$	$	$

Unrecognized tax benefit - beginning	-	-	-
Adjustment	-	-	-
Unrecognized tax benefit - ending	-	-	-

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

16.	Contingencies

From time to time the Company may be exposed to claims and legal actions in the normal course of business, which may be initiated by the Company. As at November 30, 2011, there were no pending litigation or threatened claims outstanding other than the ones described in the following paragraphs.

Pursuant to an arrangement agreement between Vasogen and Cervus dated August 14, 2009 (the "Cervus Agreement"), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009. The Indemnity Agreement is designed to provide Cervus with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations. The Company's obligations under the Indemnity Agreement relating to the Tax pools defined in the Indemnity Agreement are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment. The Company does not expect to have to pay any amount under this indemnity agreement.

Elan Corporation, plc and Elan Pharma International Ltd., filed a Complaint against Intellipharmaceutics Corp., Intellipharmaceutics Ltd., and Par Pharmaceutical, Inc., development and commercialization partner for generic Focalin XR®, for alleged patent infringement in the United States District Court for the District of Delaware, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR® (dexmethylphenidate hydrochloride) extended-release capsules. Separately, Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG, filed a Complaint against Intellipharmaceutics Corp. for alleged patent infringement in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics’ generic version of 30 mg Focalin XR®. In view of the previous settlement of litigation earlier filed by the same parties related to 5, 10, 15 and 20 mg dosage strengths, the Company believes it is reasonable to expect that the litigation relating to the 30 mg strength could also be settled on terms satisfactory to the Company, although no assurance can be provided to this effect. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that its generic version of 30 mg Focalin XR® does not in any event infringe the patents in issue. The Company has determined that the likelihood to pay any damages or other penalty to Elan Corporation, plc and Elan Pharma International Ltd., Celgene Corporation, Novartis Pharmaceuticals Corporation and Novartis Pharma AG in connection with the resolutions of these Complaints in its reasonably anticipated course is remote.

AstraZeneca Pharmaceuticals LP and AstraZeneca UK Limited (together “AstraZeneca”), the owners of the rights in the United States in Seroquel XR®, filed a lawsuit for patent infringement against the Company in the United States District Court for the District of New Jersey, relating to Intellipharmaceutics' generic version of Seroquel XR® (quetiapine fumarate extended-release) tablets. AstraZeneca served the Company with the Complaint in the District of New Jersey on May 25, 2011. The Company has filed a motion to contest New Jersey as a proper forum for the litigation. That motion, if it proceeds to a hearing, may be heard by the District Court for New Jersey in or about the first or second quarter of the Company’s 2012 fiscal year. The same AstraZeneca entities also filed a substantially identical lawsuit for patent infringement against the Company in the United States District Court for the Southern District of New York. In response, the Company filed its Answer and Counterclaim in the New York litigation, and that litigation has now been stayed by the consent of all parties pending the results of the jurisdictional challenge in New Jersey. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Seroquel XR® do not in any event infringe the patents asserted in the above-noted lawsuit.

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

17.	Financial instruments

(a)	Fair values

The Company follows ASC topic 820, “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair value of cash is measured based on Level 1 inputs and fair value of warrant liability is measured based on Level 2 inputs as referred to in the three levels of the hierarchy noted above.

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits and accounts payable, accrued liabilities, employee cost payable and due to related party loan approximates their fair values because of the short-term nature of these instruments.

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and cash equivalents, due to related parties and capital lease obligations due to the short-term nature of these balances.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the cash and cash equivalents:

	November 30	November 30,
	2011	2010
	$	$

Cash	3,817,158	789,136
Bankers acceptance	999,930	-
(30 days maturity, interest 0.10%)
Total cash and cash equivalents	4,817,088	789,136

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

17.	Financial instruments (continued)

(b)	Interest rate and credit risk (continued)

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2011	2010
	$	$

Total accounts receivable	3,383	1,619
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	3,383	1,619

Not past due	1,122	536
Past due for more than 31 days
but no more than 60 days	1,096	539
Past due for more than 61 days
but no more than 90 days	1,165	544
Past due for more than 91 days
but no more than 120 days	-	-
Past due for more than 120 days	-	-
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	3,383	1,619

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2011, two customers accounted for 98% and 2% of the revenue of the Company and 100% of accounts receivable of the Company. In fiscal year November 30, 2010, one customer accounted for 100% of revenue of the Company and 100% of the accounts receivable of the Company. In fiscal year 2009, two customers accounted for 90% and 10% of the revenue of the Company and one customer accounted for 100% of the accounts receivable at November 30, 2009. The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

17.	Financial instruments (continued)

(c)	Foreign exchange risk (continued)

	November 30, 2011		November 30, 2010
	U.S.	Canadian	U.S.	Canadian
FX rates used to translate to U.S.		1.0203		1.0266
	$	$	$	$

Assets
Cash	569,399	580,958	386,038	396,306
Accounts receivable	-	-	-	-
Investment tax credits	349,861	356,963	814,059	835,713
	919,260	937,921	1,200,097	1,232,019
Liabilities
Accounts payable	382,427	390,190	378,660	388,732
Accrued liabilities	327,838	334,493	301,776	309,803
Employee cost payable	259,324	264,588	103,006	105,746
Capital lease	43,382	44,263	13,229	13,582
Due to related party	757,126	772,496	1,635,842	1,679,355
	1,770,097	1,806,030	2,432,513	2,497,218
Net exposure	(850,837)	(868,109)	(1,232,416)	(1,265,199)

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2011:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year
	$	$	$	$	$

Accounts payable	554,210	-	-	-	-
Accrued liabilities	436,154	-	-	-	-
Employee cost payable	736,073	-	-	-	-
Lease obligations	10,261	10,641	11,035	11,446	95,206
Due to related parties	757,126	-	-	-	-
	2,493,824	10,641	11,035	11,446	95,206

Intellipharmaceutics International Inc. Notes to the consolidated financial statements November 30, 2011, 2010, and 2009 (Stated in U.S. dollars)

18.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development and manufacture of novel or generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in North America.

	November 30,	November 30,	November 30,
	2011	2010	2009
	$	$	$

Revenue
Canada	-	-	62,615
United States	501,814	1,459,385	567,564
	501,814	1,459,385	630,179

Total assets
Canada	6,247,228	3,267,706	11,081,332

Total property and equipment
Canada	951,914	925,554	1,046,121

19.	Non-cash transactions

In fiscal 2010, included in research and development expenses is an amount of $26,832 related to the write-off of a previously recorded investment tax credit.

In connection with the acquisition transaction dated October 22, 2009 described in Note 4, the Company acquired certain assets and assumed certain liabilities that were non-cash.

2009
$

Investment tax credits and prepaid expenses and sundry assets	489,255
Accounts payable and assumed liabilities	2,299,289
Warrant liability	543,669